SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

Dicerna Pharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

 253031108

(CUSIP Number)

Kerry Kenny

525 University Ave.

Palo Alto, CA 94301

650-475-0144

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Skyline Venture Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 1,757,203 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 1,757,203 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,757,203 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 10.6% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by Skyline Venture Partners V, L.P. (“SVP V”), Skyline Venture Management V, LLC (“SVM V”), John G. Freund (“Freund”), Yasunori Kaneko  (“Kaneko”) and Stephen Hoffman, M.D., Ph.D. (“Hoffman”, and together with SVP V, SVM V Freund and Kaneko, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Includes:  (i) 1,757,203 shares of common stock held by SVP V, (ii) a warrant to purchase 755 shares of common stock held by SVP V, and (iii) a warrant to purchase 21,697 shares of common stock held by SVP V.  SVM V is the sole general partner of SVP V.  Freund and Kaneko are managing directors of SVM V and share voting and dispositive power over the shares held by the SVP V; however, they disclaim beneficial ownership of the shares held by SVP V, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 16,627,660 shares of the Issuer’s common stock outstanding as set forth in the Issuers Form 424B4 filed with the Securities and Exchange Commission on January 30, 2014.

1.	Name of Reporting Persons Skyline Venture Management V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 1,757,203 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 1,757,203 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,757,203 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 10.6% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by Skyline Venture Partners V, L.P. (“SVP V”), Skyline Venture Management V, LLC (“SVM V”), John G. Freund (“Freund”), Yasunori Kaneko  (“Kaneko”) and Stephen Hoffman, M.D., Ph.D. (“Hoffman”, and together with SVP V, SVM V Freund and Kaneko, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Includes:  (i) 1,757,203 shares of common stock held by SVP V, (ii) a warrant to purchase 755 shares of common stock held by SVP V, and (iii) a warrant to purchase 21,697 shares of common stock held by SVP V.  SVM V is the sole general partner of SVP V.  Freund and Kaneko are managing directors of SVM V and share voting and dispositive power over the shares held by the SVP V; however, they disclaim beneficial ownership of the shares held by SVP V, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 16,627,660 shares of the Issuer’s common stock outstanding as set forth in the Issuers Form 424B4 filed with the Securities and Exchange Commission on January 30, 2014.

1.	Name of Reporting Persons John G. Freund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 1,757,203 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 1,757,203 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,757,203 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 10.6% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by Skyline Venture Partners V, L.P. (“SVP V”), Skyline Venture Management V, LLC (“SVM V”), John G. Freund (“Freund”), Yasunori Kaneko  (“Kaneko”) and Stephen Hoffman, M.D., Ph.D. (“Hoffman”, and together with SVP V, SVM V Freund and Kaneko, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Includes:  (i) 1,757,203 shares of common stock held by SVP V, (ii) a warrant to purchase 755 shares of common stock held by SVP V, and (iii) a warrant to purchase 21,697 shares of common stock held by SVP V.  SVM V is the sole general partner of SVP V.  Freund and Kaneko are managing directors of SVM V and share voting and dispositive power over the shares held by the SVP V; however, they disclaim beneficial ownership of the shares held by SVP V, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 16,627,660 shares of the Issuer’s common stock outstanding as set forth in the Issuers Form 424B4 filed with the Securities and Exchange Commission on January 30, 2014.

1.	Name of Reporting Persons Yasunori Kaneko

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 1,757,203 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 1,757,203 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,757,203 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 10.6% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by Skyline Venture Partners V, L.P. (“SVP V”), Skyline Venture Management V, LLC (“SVM V”), John G. Freund (“Freund”), Yasunori Kaneko  (“Kaneko”) and Stephen Hoffman, M.D., Ph.D. (“Hoffman”, and together with SVP V, SVM V Freund and Kaneko, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Includes:  (i) 1,757,203 shares of common stock held by SVP V, (ii) a warrant to purchase 755 shares of common stock held by SVP V, and (iii) a warrant to purchase 21,697 shares of common stock held by SVP V.  SVM V is the sole general partner of SVP V.  Freund and Kaneko are managing directors of SVM V and share voting and dispositive power over the shares held by the SVP V; however, they disclaim beneficial ownership of the shares held by SVP V, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 16,627,660 shares of the Issuer’s common stock outstanding as set forth in the Issuers Form 424B4 filed with the Securities and Exchange Commission on January 30, 2014.

1.	Name of Reporting Persons Stephen Hoffman, M.D., Ph.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 1,757,203 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 1,757,203 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,757,203 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 10.6% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by Skyline Venture Partners V, L.P. (“SVP V”), Skyline Venture Management V, LLC (“SVM V”), John G. Freund (“Freund”), Yasunori Kaneko  (“Kaneko”) and Stephen Hoffman, M.D., Ph.D. (“Hoffman”, and together with SVP V, SVM V Freund and Kaneko, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Includes:  (i) 1,757,203 shares of common stock held by SVP V, (ii) a warrant to purchase 755 shares of common stock held by SVP V, and (iii) a warrant to purchase 21,697 shares of common stock held by SVP V.  SVM V is the sole general partner of SVP V.  Freund and Kaneko are managing directors of SVM V and share voting and dispositive power over the shares held by the SVP V; however, they disclaim beneficial ownership of the shares held by SVP V, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 16,627,660 shares of the Issuer’s common stock outstanding as set forth in the Issuers Form 424B4 filed with the Securities and Exchange Commission on January 30, 2014.

Introduction.

Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 1.         Security and Issuer.

This Schedule 13D relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Dicerna Pharaceuticals, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is: 480 Arsenal Street, Building 1, Suite 120, Watertown, MA 02472.

Item 2.         Identity and Background.

(a)         This Statement is filed on behalf of Skyline Venture Partners V, L.P., a Delaware limited partnership (“SVP V”), Skyline Venture Management V, LLC, a California limited liability company (“SVM V”) and John G. Freund (“Freund”), Yasunori Kaneko (“Kaneko”) and Stephen J. Hoffman (“Hoffman”), collectively the Managing Members of SVM V (the “Managing Members”).  Hoffman is also one of the Issuer’s directors.  SVP V, SVM V and the Managing Members are sometimes hereinafter collectively referred to as the “Reporting Persons.”

(b)         The address of the principal place of business of the Reporting Persons is 525 University Avenue, Suite 520, Palo Alto, CA 94301

(c)          The principal business of SVP V is making venture capital investments.  SVM V’s principal business is acting as general partner of SVP V.  Each of the Managing Members’ principal business is acting as a managing director of SVM V.

(d)         During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)         Each of the Managing Members is a citizen of the United States of America.

Item 3.         Source and Amount of Funds or Other Consideration.

In November 2007 and July 2008, the Reporting Person received an aggregate of 312,000 shares of Series A preferred stock at a purchase price of $25 per share for an aggregate purchase price of $7,800,000 in cash. Upon the closing of the Issuer’s initial public offering on February 4, 2014 (the “IPO Closing”), the Series A Shares automatically converted into 312,000 shares of Common Stock in accordance with the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

In June 2010, the Reporting Person received convertible promissory notes in an aggregate principal amount of $1,888,619.85. Each convertible promissory note bore a simple interest rate of seven percent per annum. The aggregate principal amount and accrued interest of the convertible promissory notes converted into an aggregate of 76,269 shares of Series B preferred stock (after giving effect to the reverse stock split effected by the Issuer on July 25, 2013) on August 5, 2010. In connection with the conversion, the Reporting Person received a warrant to purchase 755 shares of common stock.  Upon IPO Closing, the Series B Shares automatically converted into 755 shares of Common Stock in accordance with the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

In August 2010, the Reporting Person received an aggregate of 179,322 shares of Series B preferred stock at a purchase price of $25.00 per share (after giving effect to the reverse stock split effected as of July 25, 2013), for an aggregate purchase price of $4,483,062 in cash and pursuant to the conversion of certain previously outstanding convertible promissory notes, including the notes described above. Upon the IPO Closing, the Series B Shares automatically converted into 179,322 shares of Common Stock in accordance with the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

In July 2013, the Reporting Person acquired convertible promissory notes in the aggregate principal amount of $759,409.05. The convertible promissory note bore a simple interest rate of seven percent per annum. The aggregate principal amount and accrued interest of the convertible promissory note converted into an aggregate of 21,697 shares of Series C Preferred Stock on July 30, 2013. The Reporting Person received the accrued interest through July 30, 2013 in cash. The Reporting Person received a warrant to purchase Series C preferred stock in connection with the issuance thereof for an aggregate warrant purchase price of $75.95. Upon IPO Closing the Series C Shares automatically converted into 21,697 shares of Common Stock in accordance with the terms of the Issuer's Amended and Restated Certificate of Incorporation.

In July 2013, the Reporting Person received an aggregate of 1,043,429 shares of Series C preferred stock at a purchase price of $7.00 per share, for an aggregate purchase price of approximately $7,304,003.05 in cash and pursuant to the conversion of previously outstanding convertible promissory notes, including the notes described above. Upon IPO Closing, the Series C Shares automatically converted into 1,043,429 shares of Common Stock in accordance with the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

Item 4.         Purpose of Transaction.

SVP V purchased the aforementioned securities for investment purposes with the aim of increasing the value of its investments and the Issuer.

Except as set forth in Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.         Interest in Securities of the Issuer.

(a) & (b) The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on this Schedule 13D is provided as of February 4, 2014:

Skyline Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
SVP V	1,757,203	0	1,757,203	0	1,757,203	1,757,203	10.6%
SVM V	0	0	1,757,203	0	1,757,203	1,757,203	10.6%
Freund	0	0	1,757,203	0	1,757,203	1,757,203	10.6%
Kaneko	0	0	1,757,203	0	1,757,203	1,757,203	10.6%
Hoffman	0	0	1,757,203	0	1,757,203	1,757,203	10.6%

The shares are held by Skyline Venture Partners V, L.P. John G. Freund, M.D. and Yasunori Kaneko, M.D. are Managing Directors of Skyline Venture Management V, LLC, the general partner of Skyline Venture Partners V, L.P., and may be deemed to share voting and dispositive power over the shares held by Skyline Venture Partners V, L.P. Stephen Hoffman, M.D., Ph.D., a member of our board of directors, is a member of Skyline Venture Management V, LLC and may be deemed to share voting and dispositive power over the shares held by Skyline Venture Partners V, L.P. Each of Drs. Freund, Kaneko and Hoffman disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of Skyline Ventures Partners V, L.P. is 525 University Avenue, Suite 610, Palo Alto, CA 94301.

(c)    Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)     Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Registration Rights Agreement

SVP V and other stockholders have entered into an amended and restated registration rights agreement that provides holders of the Issuer’s preferred stock, including holders of five percent or more of the Issuer’s capital stock and entities affiliated with certain of the Issuer’s directors, with certain registration rights, including the right to demand that the Issuer file a registration statement or request that the Issuer’s shares be covered by a registration statement that the Issuer is otherwise filing under certain circumstances.

Demand Registration Rights

At any time after the earlier of December 31, 2018 and 180 days after the closing of this offering, the holders of at least a majority of the registrable securities have the right to demand the Issuer to file, for no more than two times, a registration statement on Form S-1 to register all or a portion of their registrable securities.

Expenses of Registration; Indemnification

The Issuer is generally required to bear all registration expenses incurred in connection with the demand, Form S-3 and piggyback registrations described above, other than underwriting commissions and discounts. The amended and restated registration rights agreement contain customary indemnification provisions with respect to registration rights.

Item 7.         Material to Be Filed as Exhibits.

Exhibit A:              Joint Filing Statement.

Exhibit B:              Second Amended and Restated Registration Rights Agreement, dated as of February 4, 2014, incorporated by reference to Exhibit 4.6 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333- 193150), filed with the SEC on February 4, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 14, 2014	SKYLINE VENTURE PARTNERS V, L.P.
	BY:	SKYLINE VENTURE MANAGEMENT V, LLC
	ITS:	General Partner

	By:	/s/ Kerensa Kenny, attorney-in-fact
John G. Freund
Managing Director

SKYLINE VENTURE MANAGEMENT V, LLC

	By:	/s/ Kerensa Kenny, attorney-in-fact
John G. Freund
Managing Member

	By:	/s/ Kerensa Kenny, attorney-in-fact
John G. Freund

	By:	/s/ Kerensa Kenny, attorney-in-fact
Yasunori Kaneko

	By:	/s/ Kerensa Kenny, attorney-in-fact
Stephen J. Hoffman

EXHIBIT A

Joint Filing Statement

Pursuant to Rule 13d-1(k)(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

February 14, 2014	SKYLINE VENTURE PARTNERS V, L.P.
	BY:	SKYLINE VENTURE MANAGEMENT V, LLC
	ITS:	General Partner

	By:	/s/ Kerensa Kenny, attorney-in-fact
John G. Freund
Managing Director

SKYLINE VENTURE MANAGEMENT V, LLC

	By:	/s/ Kerensa Kenny, attorney-in-fact
John G. Freund
Managing Member

	By:	/s/ Kerensa Kenny, attorney-in-fact
John G. Freund

	By:	/s/ Kerensa Kenny, attorney-in-fact
Yasunori Kaneko

	By:	/s/ Kerensa Kenny, attorney-in-fact
Stephen J. Hoffman